UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MDC PARTNERS INC.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 Eye Street, NW, Sixth Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 552697104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 14,544,295 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 14,544,295 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,544,295 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,285,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 14,659,295 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 14,659,295 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,659,295 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,400,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 14,684,295 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 14,684,295 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,684,295 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,425,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company (“SAH”), (ii) The Stagwell Group LLC, a Delaware limited liability company, and (iii) Mark J. Penn, a United States citizen (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and amends the original statement on Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 19, 2019, as amended by Amendment No. 1 on June 26, 2020, Amendment No. 2 on October 4, 2020, and Amendment No. 3 on December 22, 2020 (as so amended, the “Schedule 13D”), with respect to the Class A Subordinate Voting Shares of MDC Partners Inc.

This Amendment No. 4 amends the Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

The disclosure set forth under Item 4 of this Amendment No. 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Transaction Agreement Amendment

As previously announced, the Issuer and Stagwell entered into the Transaction Agreement, by and among the Issuer, Stagwell, New MDC LLC and Midas Merger Sub 1 LLC providing for, among other things, the combination of the Issuer with certain subsidiaries of Stagwell through the Transactions, and following the Transactions, the combined company is referred to herein as the “Combined Company”). On June 4, 2021, the Issuer and Stagwell entered into an amendment (the “Amendment”) to the Transaction Agreement, pursuant to which the Issuer and Stagwell have agreed to modify certain provisions of the Transaction Agreement to reflect, among other things, that:

1)

At least two of the directors Stagwell is entitled to appoint (the “Stagwell Directors”) to the Combined Company board of directors (the “Combined Company Board”) pursuant to the Transaction Agreement shall be independent in accordance with SEC and NASDAQ independence rules applicable to a NASDAQ-listed company that is not a controlled company pursuant to NASDAQ rules (“SEC/NASDAQ Independence Rules”);

2)

From and after the second annual meeting following the closing of the Transaction (the “Post-Closing Governance Period”), for so long as (a) Stagwell has nominated a majority of the directors constituting the Combined Company Board, or (b) Stagwell has the contractual right to appoint a majority of the Combined Company Board, Stagwell shall ensure that (i) at least two of the Stagwell Directors or their successors shall be independent in accordance with SEC/NASDAQ Independence Rules and (ii) a majority of the Combined Company Board shall be independent in accordance with SEC/NASDAQ Independence Rules;

3)

From and after the Post-Closing Governance Period, for so long as Stagwell and its affiliates collectively beneficially own more than 10% of the then-issued and outstanding voting securities of the Combined Company, a majority of the Combined Company Board shall be independent in accordance with SEC/NASDAQ Independence Rules;

4)

For so long as Stagwell and its affiliates collectively beneficially own 30% or more of the then-issued and outstanding voting securities of the Combined Company, Stagwell and the Combined Company shall cause each director of the Combined Company, as a condition to his or her nomination to the Combined Company Board, to agree to tender his or her resignation to the Combined Company Board if such director receives more “withhold” votes than “for” votes from shareholders other than Stagwell and its affiliates in an uncontested election in which Stagwell and its affiliates collectively beneficially own 30% or more of the then-issued and outstanding voting securities of the Combined Company, which resignation shall be effective sixty days after the date of the election unless the Combined Company Board elects to reject such resignation; and

5)

The Combined Company shall cause all of the members of the Combined Company’s Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee to be independent in accordance with SEC and NASDAQ independence rules applicable to such committees of a NASDAQ-listed company that is not a controlled company pursuant to NASDAQ rules.

A copy of the Amendment is filed as Exhibit L hereto and incorporated by reference herein. The foregoing description of the Amendment is qualified in its entirety by reference thereto.

Appointment of Directors

On June 4, 2021, Stagwell named the four director designees it intends to nominate to the board of directors of the Combined Company pursuant to the terms of the Transaction Agreement: Paul Richardson, former CFO and Member of the Board of Directors of WPP plc; Rodney Slater, former U.S. Secretary of Transportation; Brandt Vaughan, Chief Operating Officer and Chief Investment Officer of the Ballmer Group; and Charlene Barshefsky, former U.S. Trade Representative, who is currently an independent director of the Issuer.

Proposal for Modification of the Transaction Agreement

In connection with ongoing discussions between the Special Committee of the Board of Directors of the Issuer (the “Special Committee”) and Stagwell, on June 6, 2021, Stagwell delivered a letter (the “Stagwell Letter”) to the Special Committee in which Stagwell stated that it would consider certain further amendments to the terms of the Transaction Agreement as described therein. There can be no assurance that the Stagwell Letter will result in further amendments to the Transaction Agreement or that the Transaction will be consummated on the terms described in the Stagwell Letter.

A copy of the Stagwell Letter is attached hereto as Exhibit M and the information in the Stagwell Letter is incorporated herein by reference. The foregoing description of the Stagwell Letter is qualified in its entirety by reference thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented by the addition of the following:

The disclosure set forth under Item 4 of this Amendment No. 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit L

Amendment No. 1 to the Transaction Agreement, dated June 4, 2021 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 7, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit M

Letter from Stagwell Media, LP to the Chair of the Special Committee of the Board of Directors of MDC Partners, Inc., dated as of June 6, 2021 (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 7, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 7, 2021

STAGWELL AGENCY HOLDINGS LLC
By: The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name:	Mark J. Penn
Title:	Manager

THE STAGWELL GROUP LLC

By:	/s/ Mark J. Penn
Name:	Mark J. Penn
Title:	Manager

/s/ Mark J. Penn
Mark J. Penn